October 25, 2019

Steven Gullans, Ph.D.
President & Chief Executive Officer
Gemphire Therapeutics Inc.
P.O. Box 130235
Ann Arbor, MI 48113

       Re: Gemphire Therapeutics Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 11, 2019
           File No. 333-233588

Dear Dr. Gullans:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed on October 11, 2019

Risk Factors
Risks Related to Gemphire Common Stock
Gemphire's amended and restated bylaws designate the Court of Chancery of the State of
Delaware as to the sole and exclusive forum..., page 89

1. We note your response to comment 2, which we reissue in part. Please ensure that the exclusive forum provision in your bylaws includes a statement to the effect that the provision is not intended to apply to any actions arising under the Exchange Act or
       Securities Act or the rules and regulations promulgated thereunder, or tell us how you will inform investors in future filings that the provision is not intended to apply to such claims.
 Steven Gullans, Ph.D.
Gemphire Therapeutics Inc.
October 25, 2019
Page 2
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of NeuroBo Common
Stock, page 184

2. We note your statement that the disclosure in this section constitutes the opinion of counsel as to the tax consequences of the merger, and that the parties "intend" for the merger to be treated as a tax-free contribution or a reorganization. We further note that this section describes the tax consequences to holders "assuming the qualification of the merger as a tax-free contribution or a reorganization." However, in Exhibit 8.2, counsel confirms that "the merger shall qualify either as a tax-free contribution pursuant to Section 351 of the Code, or as a 'reorganization' within the meaning of
       Section 368(a) of the Code." The disclosure constituting the opinion should should clearly identify each material tax consequence to holders being opined upon, and set forth an opinion as to each identified tax item and the basis for the opinion. It is inappropriate to assume any legal conclusion underlying the opinion. For guidance, please refer to Sections III.C.1 and III.C.3 of Staff Legal Bulletin No. 19.
Agreements Related to the Merger
Contingent Value Rights Agreement, page 209

3. We note your response to comment 5, which we reissue in part. Although the tax treatment of the Contingent Value Rights (CVRs) may be subject to uncertainty, counsel must opine on each material tax consequence and may provide a "should" or "more likely than not" opinion and describe the related uncertainty where a "will" opinion is not given.
       Accordingly, please revise your disclosure to provide an opinion as to the tax consequences of the receipt of the CVRs to Gemphire shareholders. NeuroBo Business
Intellectual Property, page 308

4. We note your response to comment 13. Please expand your disclosure to provide the expiry dates for NeuroBo's issued patents.
       You may contact Ibolya Ignat at 202-551-3636 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Gullans, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameGemphire Therapeutics Inc.
                                                             Office of Life
Sciences
October 25, 2019 Page 2
cc:       Phillip D. Torrence, Esq.
FirstName LastName